Portions of this exhibit have been redacted because the information is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

REYNOLDS FUNDS, INC.
SECOND AMENDMENT TO
THE FUND ADMINISTRATION SERVICING AGREEMENT

THIS SECOND AMENDMENT, effective as of the 1st day of July, 2020, to the Fund Administration Servicing Agreement, dated as of October 1, 2009, (the "Agreement"), is entered by and between Reynolds Funds, Inc., a Maryland corporation (the "Corporation") and U.S. Bancorp Fund Services, LLC., a Wisconsin limited liability company ("USBFS").

RECITALS

WHEREAS, the parties have entered into a Fund Administration Servicing Agreement; and

WHEREAS, the Fund and USBFS desire to amend the fees schedule, Exhibit B, and the Early Termination section of the Agreement; and

WHEREAS, Section 14 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

1.Section 10, Term of Agreement; Amendment shall be superseded and replaced with the following:

10.    Term of Agreement; Amendment; Early Termination

(a) This Agreement may be terminated without penalty by either party at any time effective on or after May 1, 2023, upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Company, and authorized or approved by the Board of Directors.

(b) Notwithstanding any other provision of this Agreement to the contrary, this Agreement may be terminated at any time: (i) by either party without penalty upon the breach by the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party; or (ii) by the Company in the event that in the good faith opinion of the Company (A) USBFS or U.S. Bank National Association (the “Custodian”) is negligent or continually deficient in the performance of its duties under the Fund Accounting Servicing Agreement between the parties, dated as of October 1, 2009 and as amended to date; (2) the Transfer Agent Servicing Agreement between the parties, dated as of November 6, 2008 and as amended to date; (3) the Fund Administration Servicing Agreement between the parties, dated as of October 1, 2009 and as amended to date; or (4) the Custody Agreement between the Company and the Custodian, dated as of November 6, 2008 and as amended to date; or (B) in providing any such services USBFS or the Custodian is responsible for a Material Error. “Material Error” is defined for this purpose as any error or series of errors that shall cause a loss of at least $50,000 to the Fund. In the event of a termination by the Company of this Agreement pursuant to this Section 10(b)(ii), the Trust agrees to pay the following fees (the “Conversion Fees”):

•Reimbursement for all reasonable costs associated with converting services to a successor service provider (not to exceed an amount equal to three months’ service fees); and
•Reimbursement for all reasonable costs associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider.

(c) In the event the Company elects to terminate this Agreement prior to May 1, 2023 for any reason other than pursuant to Section 10(b)(i) of this Agreement or the Liquidation of the Company, the Company agrees to pay the Conversion Fees, and, in addition to Conversion Fees, the Company agrees to pay a one-time cash payment equal to the product of the then current monthly fee rate being paid under the Agreement as of the termination date multiplied by the number of months remaining until May 1, 2023.

2.Effective May 1, 2020, Exhibit B is hereby superseded and replaced in its entirety with Exhibit B attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

REYNOLDS FUNDS, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Frederick L. Reynolds	By: /s/ Jeanine M. Bajczyk

Name: Frederick L. Reynolds	Name: Jeanine M. Bajczyk

Title: President	Title: Senior Vice President

Exhibit B to the Fund Administration Servicing Agreement

Fund Administration & Portfolio
Compliance Services Fee Schedule
Effective 01.05.2020

Fund Administration & Portfolio Compliance Services Fee Schedule
Annual Fee Based Upon Average Net Assets per Fund
__ basis points on the first $__ million
__ basis points on the next $__ million
__ basis points on the balance
Minimum Annual Fee: $__ per fund

▪Additional fee of $__ for each additional class, Controlled Foreign Corporation (CFC), and/or sub-advisor

Services Included in Annual Fee per Fund
Advisor Information Source – On-line access to portfolio management and compliance information.
Daily Performance Reporting – Daily pre and post-tax fund and/or sub-advisor performance reporting.
Core Tax Services – See Additional Services Fee Schedule
Daily compliance testing (Charles River)
Blue Sky Services
Wash Sale Reporting

Third Party Administrative Data Charges (descriptive data for each security)
$__ per security per month for fund administrative data

Regulatory Administration Fee (Fund Complex
$__/year

SEC Modernization Requirements
▪Form N-PORT – $__ per year, per Fund
▪Form N-CEN – $__ per year, per Fund

Chief Compliance Officer Support Fee
▪$__ per year per fund complex

Miscellaneous Expenses
All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred: postage, stationery, programming, special reports, third-party data provider costs (including Bloomberg, S&P, Moody’s, Morningstar GICS, MSCI, Lipper, etc.), proxies, insurance, EDGAR/XBRL filing, record retention, federal and state regulatory filing fees, liquidity classifications, expenses related to and including travel to and from Board of directors meetings, third party auditing and legal expenses, wash sales reporting (GainsKeeper), tax e-filing charges, PFIC monitoring and conversion expenses (if necessary).

Additional Services
Additional services not included above shall be mutually agreed upon at the time of the service being added. U.S. Bank regulatory administration (e.g., annual registration statement updates and subsequent new fund launch), daily performance reporting, daily compliance testing, Section 18 compliance testing, Section 15(c) reporting, equity & fixed income attribution reporting, electronic Board book portal , Master/Feeder Structures and additional services mutually agreed upon.

In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided.

Fees are calculated pro rata and billed monthly.

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